UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Celator Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15089R 102

(CUSIP Number)

VALENCE LIFE SCIENCES GP II, LLC

500 PARK AVENUE, 9TH FLOOR

NEW YORK, NY 10022

TELEPHONE: (212) 891-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Valence Life Sciences GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,259,305 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,259,305(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,259,305(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 8.5%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)

Although the VLS Filers (as defined below) are jointly filing this Schedule 13D with the CDK Filers (as defined below) and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the VLS Filers disclaim beneficial ownership over the Issuer’s Common Stock held by the CDK Filers and further represent that they have no voting or dispositive powers over such shares.

(2)

Consists of (i) 1,669,138 shares of Common Stock and 467,358 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, which are held by Valence Advantage Life Sciences Fund II, LP (“VALSF”) and (ii) 95,945 shares of Common Stock and 26,864 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, which are held by Valence Advantage Life Sciences Side Fund II, LP (“VALSSF” and, collectively with VALSF, the “VLS Funds”).  Valence Life Sciences GP II, LLC (“VLSGP” and, collectively, with the VLS Funds, the “VLS Filers”) is the general partner of each of the VLS Funds and may be deemed to share voting and dispositive power with each of the VLS Funds with respect to the shares held directly by such VLS Fund.

(3)

This percentage is calculated based upon 26,026,793 shares of Celator Pharmaceuticals, Inc.’s (the “Issuer’s”) Common Stock outstanding, which is the sum of: (i) 13,673,160 shares of the Issuer’s Common Stock outstanding on April 15, 2013, as set forth in the Issuer’s definitive information statement filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 12,353,633 shares of the Issuer’s Common Stock issued in the Financing (as defined herein), as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Valence Advantage Life Sciences Fund II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,136,496(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,136,496(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,136,496(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 8.1%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)

Although the VLS Filers are jointly filing this Schedule 13D with the CDK Filers (as defined below) and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the VLS Filers disclaim beneficial ownership over the Issuer’s Common Stock held by the CDK Filers and further represent that they have no voting or dispositive powers over such shares.

(2)

Consists of 1,669,138 shares of Common Stock and 467,358 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, which are held by VALSF.  VLSGP is the general partner of VALSF and may be deemed to share voting and dispositive power with respect to the shares held directly by VALSF.

(3)

This percentage is calculated based upon 26,026,793 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 13,673,160 shares of the Issuer’s Common Stock outstanding on April 15, 2013, as set forth in the Issuer’s definitive information statement filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 12,353,633 shares of the Issuer’s Common Stock issued in the Financing, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Valence Advantage Life Sciences Side Fund II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 122,809(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 122,809(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,809(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 0.5%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)

Although the VLS Filers are jointly filing this Schedule 13D with the CDK Filers (as defined below) and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the VLS Filers disclaim beneficial ownership over the Issuer’s Common Stock held by the CDK Filers and further represent that they have no voting or dispositive powers over such shares.

(2)

Consists of 95,945 shares of Common Stock and 26,864 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, which are held by VALSSF.  VLSGP is the general partner of VALSSF and may be deemed to share voting and dispositive power with respect to the shares held directly by VALSSF.

(3)

This percentage is calculated based upon 26,026,793 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 13,673,160 shares of the Issuer’s Common Stock outstanding on April 15, 2013, as set forth in the Issuer’s definitive information statement filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 12,353,633 shares of the Issuer’s Common Stock issued in the Financing, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons CDK Associates LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,875,480(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,875,480(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,875,480(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 10.8%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)

Although the CDK Filers (as defined below) are jointly filing this Schedule 13D with the VLS Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the CDK Filers disclaim beneficial ownership over the Issuer’s Common Stock held by the VLS Filers and further represent that they have no voting or dispositive powers over such shares.

(2)

Consists of 2,246,469 shares of Common Stock and 629,011 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing and are held by CDK Associates LLC (“CDK”).  Caxton Corporation (“Caxton”) is the manager of CDK, and Bruce Kovner (“Kovner” and, collectively with CDK and Caxton, the “CDK Filers”) is the sole stockholder of Caxton.  Accordingly, each of the CDK Filers may be deemed to share voting and dispositive power with respect to the shares held directly by CDK.

(3)

This percentage is calculated based upon 26,026,793 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 13,673,160 shares of the Issuer’s Common Stock outstanding on April 15, 2013, as set forth in the Issuer’s definitive information statement filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 12,353,633 shares of the Issuer’s Common Stock issued in the Financing, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Caxton Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,875,480(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,875,480(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,875,480(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 10.8%(3)

14.	Type of Reporting Person (See Instructions) CO

(1)

Although the CDK Filers are jointly filing this Schedule 13D with the VLS Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the CDK Filers disclaim beneficial ownership over the Issuer’s Common Stock held by the VLS Filers and further represent that they have no voting or dispositive powers over such shares.

(2)

Consists of 2,246,469 shares of Common Stock and 629,011 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing and are held by CDK.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Accordingly, each of the CDK Filers may be deemed to share voting and dispositive power with respect to the shares held directly by CDK.

(3)

This percentage is calculated based upon 26,026,793 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 13,673,160 shares of the Issuer’s Common Stock outstanding on April 15, 2013, as set forth in the Issuer’s definitive information statement filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 12,353,633 shares of the Issuer’s Common Stock issued in the Financing, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Bruce Kovner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,875,480(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,875,480(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,875,480(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 10.8%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Although the CDK Filers are jointly filing this Schedule 13D with the VLS Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the CDK Filers disclaim beneficial ownership over the Issuer’s Common Stock held by the VLS Filers and further represent that they have no voting or dispositive powers over such shares.

(2)

Consists of 2,246,469 shares of Common Stock and 629,011 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing and are held by CDK.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Accordingly, each of the CDK Filers may be deemed to share voting and dispositive power with respect to the shares held directly by CDK.

(3)

This percentage is calculated based upon 26,026,793 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 13,673,160 shares of the Issuer’s Common Stock outstanding on April 15, 2013, as set forth in the Issuer’s definitive information statement filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 12,353,633 shares of the Issuer’s Common Stock issued in the Financing, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

Explanatory Note

This Schedule 13D (this “Schedule 13D”) is filed on behalf of a group of stockholders that have acted together for purposes of acquiring the securities reported herein on April 29, 2013, as described in further detail below.  Pursuant to Rule 13d-1(k) under the Exchange Act, this filing is made jointly on behalf of each of the members of the group.  The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.         Security and Issuer

(a)  This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Celator Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 303B College Road East, Princeton, New Jersey 08540.

Item 2.                                 Identity and Background

(a)  The persons filing this Schedule 13D are Valence Advantage Life Sciences Fund II, LP (“VALSF”), Valence Advantage Life Sciences Side Fund II, LP (“VALSSF” and, collectively with VALSF, the “VLS Funds”), Valence Life Sciences GP II, LLC (“VLSGP” and, collectively with the VLS Funds, the “VLS Filers”), CDK Associates, LLC (“CDK”), Caxton Corporation (“Caxton”) and Bruce Kovner (“Kovner” and, collectively with CDK and Caxton, the “CDK Filers”).  VLSGP is the general partner of each of the VLS Funds.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Collectively, the VLS Filers and the CDK Filers are referred to herein as the “Filing Persons.”

(b)  The address of the principal place of business of each of the VLS Filers is 500 Park Avenue, 9th Floor, New York, NY 10022.  The address of the principal place of business of each of the Caxton Filers is 731 Alexander Road, Bldg. 2, Princeton, New Jersey 08540.

(c)  The principal business of each of the Filing Persons is investments.

(d)  During the last five years, none of the Filing Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Kovner is a United States citizen and each of the other Filing Persons is a Delaware limited partnership, limited liability company or corporation, as applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each natural person serving as a director, manager or executive officer (collectively, the “Listed Individuals”) of each corporate, limited liability company or partnership Filing Person is set forth on Schedule 1 hereto.  The information listed on Schedule 1 hereto is incorporated by reference herein.  During the last five years, to the best of the Filing Persons’ knowledge, none of the Listed Individuals have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the terms of that certain Securities Purchase Agreement by and among the Issuer, the VLS Funds, CDK (collectively, with the VLS Funds, the “Investors”) and various other investors (collectively, the “PIPE Investors”), dated April 29, 2013 (the “Securities Purchase Agreement”), the Investors purchased, in a private placement, an aggregate of 4,011,552 shares of Common Stock (the “Shares”), at a price of $3.116 per share, together with associated warrants (the “Warrants”) to acquire an aggregate of 1,123,233 shares of Common Stock at a price per share of $3.58 (the “Financing”).  The Financing closed on April 29, 2013.  The aggregate purchase price of the Shares and the Warrants acquired by the Investors was $12.5 million.  The Shares and Warrants acquired in the Financing by the Investors were as follows:

Filing Person	Shares Acquired	Warrants Acquired
VALSF	1,669,138	467,358
VALSSF	95,945	26,864
CDK	2,246,469	629,011

The funds used by the Investors to acquire the securities described herein were obtained from capital contributions by their respective partners and members.

References to and descriptions of the Financing as set forth in this Item 3 are qualified in their entirety by reference to the Securities Purchase Agreement and the form of Warrant, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

Item 4.                                 Purpose of Transaction

The Investors agreed to purchase the Shares and the Warrants described herein for investment purposes with the aim of increasing the value of the Issuer and their respective investments in the Issuer.

In connection with the Financing, and as a condition thereof, Scott Morenstein, a manger of VLSGP, joined the Board of Directors of the Issuer.

Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.                                 Interest in Securities of the Issuer

(a)(b)  The Filing Persons collectively beneficially own an aggregate of 5,134,785 shares of Common Stock, including an aggregate of 1,123,233 shares of Common Stock issuable within 60 days of the date of this filing upon the exercise of Warrants, representing 18.9% of the outstanding Common Stock of the Issuer, based on 26,026,793 shares outstanding, adjusted in accordance with Rule 13d-3(d)(1) under the Exchange Act.  The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Filing Persons is provided as of the date of this filing:

Filing Person	Shares Held Directly	Shares Issuable Upon Exercise of Warrants Held Directly(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
VLSGP(3)	0	0	0	2,259,305	0	2,259,305	2,259,305	8.5%
VALSF	1,669,138	467,358	0	2,136,496	0	2,136,496	2,136,496	8.1%
VALSSF	95,945	26,864	0	122,809	0	122,809	122,809	0.5%
CDK	2,246,469	629,011	0	2,875,480	0	2,875,480	2,875,480	10.8%
Caxton(4)	0	0	0	2,875,480	0	2,875,480	2,875,480	10.8%
Bruce Kovner(4)	0	0	0	2,875,480	0	2,875,480	2,875,480	10.8%

(1)      Comprised of shares of Common Stock issuable upon exercise of Warrants held by the Filing Person and exercisable within 60 days of the date of this filing.

(2)      This percentage is calculated based upon 26,026,793 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 13,673,160 shares of the Issuer’s Common Stock outstanding on April 15, 2013, as set forth in the Issuer’s definitive information statement filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 12,353,633 shares of the Issuer’s Common Stock issued in the Financing, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3)      The securities are held directly by the VLS Funds as follows:  (i) 1,669,138 shares of Common Stock and Warrants to purchase 467,358 shares of Common Stock held by VALSF, and (ii) 95,945 shares of Common Stock and Warrants to purchase 26,864 shares of Common Stock held by VALSSF. VLSGP is the general partner of each of the VLS Funds and may be deemed to share voting and dispositive power with each of the VLS Funds with respect to the shares held directly by such VLS Fund.

(4)      The securities are held directly by CDK.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Accordingly, each of the CDK Filers may be deemed to share voting and dispositive power with respect to the shares held directly by CDK.

(c)       The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.  There were no other transactions in the Common Stock by the Filing Persons in the 60 days prior to the date of the event which requires the filing of this Schedule 13D.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Warrants

In the Financing, the Investors received Warrants to purchase an aggregate of 1,123,233 shares of Common Stock at an exercise price of $3.58 per share. The Warrants are exercisable at any time, and from time to time, beginning on April 29, 2013 and ending on April 29, 2020.  The applicable per share purchase price and the number of shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends, splits, subdivisions, combinations, reorganizations and reclassifications.  The foregoing description of the Warrants is qualified in its entirety by reference to the form of Warrant, which is filed as an exhibit to this Schedule and is incorporated by reference herein.

Registration Rights

In connection with the Financing, the Issuer has entered into a registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investors. Under the Registration Rights Agreement, the Issuer is required to use reasonable best efforts to prepare and file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), within 90 days of the closing of the Financing, covering the resale from time to time of the shares of Common Stock sold in the Financing and the shares of Common Stock issuable upon exercise of the Warrants. The Issuer is required to keep the registration statement continuously effective until the earlier of the date on which all securities covered by the registration statement have been sold or the date on which all securities covered by the registration statement may be sold without restriction pursuant to Rule 144 under the Securities Act. If the Issuer is unable to comply with certain provisions of the Registration Rights Agreement, it will be required to pay certain liquidated damages to the PIPE Investors as provided in the Registration Rights Agreement. The Issuer agreed to bear the expenses incurred in complying with the Registration Rights Agreement. The Registration Rights Agreement also contains customary indemnification provisions.  The foregoing description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein.

Board Representation

Under the Securities Purchase Agreement, as long as VALSF and its affiliates continue to hold at least one-third of the aggregate number of Shares purchased by VALSF in the Financing, VALSF shall have the right to designate one individual (the “Valence Director”) to serve on the board of directors of the Issuer and the Company’s board of directors shall include two other independent directors satisfactory to VALSF (the “Independent Directors” and, collectively with the Valence Director, the “Purchaser Directors”).  The Initial Valence Director is Scott Morenstein.  Each of the Purchaser Directors is entitled to serve on each committee of the Issuer’s board of directors.  These board representation rights will terminate on the later of, with respect to each Purchaser Director, the end of such Purchaser Director’s initial term as a director, and, as to all Purchaser Directors, on the date that the Common Stock is listed, or quoted for trading, on the New York Stock Exchange, Nasdaq, the OTC bulletin board or the “pink sheets.”  The foregoing description of the board representation rights contained in the Securities Purchase Agreement is intended as a summary only and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein.

General

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Filing Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                 Material to Be Filed as Exhibits

A.                                    Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated April 29, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 3, 2013 (SEC File No. 000-54852)).

B.                                    Form of Registration Rights Agreement by and among the Issuer and certain purchasers, dated April 29, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 3, 2013 (SEC File No. 000-54852)).

C.                                    Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on May 3, 2013 (SEC File No. 000-54852)).

D.                                    Agreement regarding filing of joint Schedule 13D.

E.                                     Power of Attorney of Bruce Kovner (incorporated by reference to Exhibit 99 to the Initial Statement of Beneficial Ownership of Securities on Form 3 filed on behalf of Bruce Kovner with the Securities and Exchange Commission on May 9, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 9, 2013

VALENCE LIFE SCIENCES GP II, LLC		CDK ASSOCIATES LLC

		By:	Caxton Corporation,
By:	/s/ Eric W. Roberts		its Manager
Name: Eric W. Roberts
Title: Managing Member
		By:	/s/ Heath Weisberg
Name: Heath Weisberg
Title: Chief Compliance Officer

VALENCE ADVANTAGE LIFE SCIENCES FUND II, L.P.		CAXTON CORPORATION

By:	Valence Life Sciences GP II, LLC,
its General Partner
		By:	/s/ Heath Weisberg
Name: Heath Weisberg
By:	/s/ Eric W. Roberts		Title: Chief Compliance Officer
Name: Eric W. Roberts
Title: Managing Member

VALENCE ADVANTAGE LIFE SCIENCES SIDE FUND II, L.P.		BRUCE KOVNER

By:	Valence Life Sciences GP II, LLC,
its General Partner
/s/ Heath Weisberg
Name: Heath Weisberg
By:	/s/ Eric W. Roberts		Title: Attorney-in-Fact
Name: Eric W. Roberts
Title: Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

Individual Directors, Managers and Executive Officers of Corporate, Limited Liability Company and Partnership Filing Person

Managers of VLSGP:

Eric W. Roberts

c/o Valence Life Sciences LLC

500 Park Avenue, 94h Floor

New York, NY 10022

Principal Occupation:  Manager of the general partner of Valence Advantage Life Sciences Fund II, LP and Valence Advantage Life Sciences Side Fund II, LP

Citizenship:  USA

A. Rachel Leheny, Ph.D.

c/o Valence Life Sciences LLC

500 Park Avenue, 94h Floor

New York, NY 10022

Principal Occupation:  Manager of the general partner of Valence Advantage Life Sciences Fund II, LP and Valence Advantage Life Sciences Side Fund II, LP

Citizenship:  USA

Scott D. Morenstein

c/o Valence Life Sciences LLC

500 Park Avenue, 94h Floor

New York, NY 10022

Principal Occupation:  Manager of the general partner of Valence Advantage Life Sciences Fund II, LP and Valence Advantage Life Sciences Side Fund II, LP

Citizenship:  USA

James E. Cecil

c/o Valence Life Sciences LLC

500 Park Avenue, 94h Floor

New York, NY 10022

Principal Occupation:  Manager of the general partner of Valence Advantage Life Sciences Fund II, LP and Valence Advantage Life Sciences Side Fund II, LP

Citizenship:  USA

Directors and Executive Officers of Caxton Corporation:

Bruce S. Kovner

c/o Caxton Corporation

731 Alexander Road, Bldg. 2

Princeton, New Jersey 08540

Principal Occupation:  Investor

Citizenship:  USA

Peter D’Angelo

c/o Caxton Corporation

731 Alexander Road, Bldg. 2

Princeton, New Jersey 08540

Principal Occupation:  Investor

Citizenship:  USA

Karen Cross

c/o Caxton Corporation

731 Alexander Road, Bldg. 2

Princeton, New Jersey 08540

Principal Occupation:  Chief Financial Officer

Citizenship:  USA

Heath Weisberg

c/o Caxton Corporation

731 Alexander Road, Bldg. 2

Princeton, New Jersey 08540

Principal Occupation:  Attorney

Citizenship:  USA

John Forbes

c/o Caxton Corporation

731 Alexander Road, Bldg. 2

Princeton, New Jersey 08540

Principal Occupation:  Chief Financial Officer

Citizenship:  USA

Scott Bernstein

c/o Caxton Corporation

731 Alexander Road, Bldg. 2

Princeton, New Jersey 08540

Principal Occupation:  Attorney

Citizenship:  USA

EXHIBIT INDEX

A.                                    Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated April 29, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 3, 2013 (SEC File No. 000-54852)).

B.                                    Form of Registration Rights Agreement by and among the Issuer and certain purchasers, dated April 29, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 3, 2013 (SEC File No. 000-54852)).

C.                                    Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on May 3, 2013 (SEC File No. 000-54852)).

D.                                    Agreement regarding filing of joint Schedule 13D.

E.                                     Power of Attorney of Bruce Kovner (incorporated by reference to Exhibit 99 to the Initial Statement of Beneficial Ownership of Securities on Form 3 filed on behalf of Bruce Kovner with the Securities and Exchange Commission on May 9, 2013).